EXHIBIT 99.2

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference on Form S-8 (File Nos. 333-121500, 333-131715, 333-135769) of Barrick Gold Corporation (the Company) of our report dated February 13, 2013 relating to the Company’s consolidated financial statements and the effectiveness of internal control over financial reporting which appears in Exhibit 99.1 to the Company’s Form 6-K furnished to the U.S. Securities and Exchange Commission on February 15, 2013.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

February 15, 2013